Surge Global Energy, Inc.
990 Highland Drive, Suite 206
Solana Beach, CA 92075

January 21, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Surge Global Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 0-24269

Ladies / Gentlemen:

The following submission is in response to your letter of comments dated January 7, 2011.

1.
Re General & September 30, 2010 Form 10-Q: We have added the risk factor to our September 30, 2010 Form 10-Q and made all other changes in response to your comments in items 5 and 6 and are in the process of having our legal counsel review those changes. The amended September, 30, 2010 Form 10-Q will be filed this week. Do you want to see a draft of it first before filing?

2.
Re Item 4. We had received a letter from the SEC in 2008 agreeing that Surge was not subject to the provisions of the 1940 Investment Company Act. We relied on that opinion in filing the 2009 Form 10-K. Our financial position has not changed materially since that time and the exemption has not changed over the past 15 months. We respectfully request that since Surge is not now subject to the provisions of the 1940 Investment Act and no risks, changes in our filing status, or expenses were incurred in 2009, that the 2009 Form 10-K should not be amended as it will be confusing to our shareholders and other investors. If you insist on our re-filing it, of course we will do so, but re-filing will cost us over $1,500.00 in filing and legal fees and we do not think that doing so will change or provide notice to 2009 risks as they are now moot. We are in process of preparing the 2010 Form 10-K and will incorporate this Risk Factor in that filing in a month or so. Please advise if you agree with our position, if not, we will reluctantly file an amended 2009 Form 10-K.

3.	We have been trying to locate some files that will answer your question in Note 3 and should be able to respond with the answers along with the amended September 10-Q later this week.

4.	Please FAX any response to a new FAX number: 760-568-9555.

Yours truly,

E. Jamie Schloss
Chief Financial Officer